Man Group USA Inc.
Two World Financial Center, 27th Floor
New York, NY 10281-2700
Tel +1 212 566 9000
Fax +1 212 566 9418
www.mangroupplc.com

02055949

02 NOV 21 AM 9:43

November 7, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

Re: File No. 82-4214 - Man Group plc

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed stamped envelope.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

v\mb\ltr\Sec12.doc

dlw 11/26

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Barclays PLC and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Barclays PLC and various of its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
Chase Nominees Limited	16376	78,290
Boston Safe Deposit&Trust	591668	65,365
Investors Bank and Trust Co.	428169	19,380
Chase Manhattan Bank	536747	44,125
Chase Nominees Limited	16400	3,453,151
Chase Nominees Limited		58,960
Barclays Capital Nominees Ltd		19,800
Investors Bank and Trust Co.	911140	7,235
State Street	BNX012IE	5,749
Investors Bank and Trust Co.	555879	4,439
Chase Manhattan Bank	502872	373,980
JPMorgan Chase Bank	BTGF01IE	2,177
Chase Manhattan Bank	500227	1,039,209
Chase Manhattan Bank	586528	3,835
JPMorgan Chase Bank	BTGF05IE	3,951
Mitsubishi Trust International	BNN018IE	1,106
Chase Nominees Limited	16341	273,513
JPMorgan Chase Bank	555465	36,859
Bank of Ireland	BNX009IE	71,647
Investors Bank and Trust Co.	583293	94,680
State Street	BNN005IE	535
Sumitomo Trust Bank	BNN036IE	653
Chase Manhattan Bank	585439	3,086
Chase Manhattan Bank	585405	692
Chase Nominees Limited	18409	174,304
JPMorgan Chase Bank	BTGF07IE	5,987
Northern Trust Bank	581610	24,115
JPMorgan Chase Bank	BTS028IE	77,384
JPMorgan Chase Bank	BTS004IE	29,333

Mitsubishi Trust International	BNN033IE	887
Northern Trust Bank	584069	16,161
JPMorgan Chase Bank	BTGF06IE	9,960
Chase Nominees Limited	20947	2,079,971
JPMorgan Chase Bank	540186	23,887
Chase Nominees Limited	16345	85,422
Chase Nominees Limited	16341	147,341
Investors Bank and Trust Co.	592765	7,941
UBS Limited	583996	10,165
State Street	BNN032IE	528
JPMorgan Chase Bank	BTC045IE	27533
JPMorgan Chase Bank	BTC034IE	3,185
Chase Manhattan Bank	569565	3,870
JPMorgan Chase Bank	BTS024IE	2,088
State Street Bank & Trust	713101	270,171
JPMorgan Chase Bank	BTGF04IE	29,640
Chase Nominees Limited	16331	91,467
Chase Manhattan Bank	552942	67,725
Chase Nominees Limited	16344	44,976
Chase Manhattan Bank	508068	121,588
JPMorgan Chase Bank	BTK001IE	29,429
Chase Manhattan Bank	527191	353,541

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Unknown

11. Date company informed

30 October 2002

12. Total holding following this notification

9,401,016

13. Total percentage holding of issued class following this notification

3.03%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

30 October 2002